7/19

311669

04035587

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ______

(03/94)

ASIAN DEVELOPMENT BANK

Our Ref: TR/150.01/JL/04-002
Your Ref: SEC File No. 83-2
08 January 2004

Registered Air Mail
File Desk, Room 1004
United States Securities &
Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 31 December 2003 which ADB is filing in accordance with the above Regulation.

Sincerely,

JUANITO LIMANDIBRATA
Assistant Treasurer

Encl.: a/s

Cc: Mr. John C. Byam
Cleary, Gottlieb, Steen & Hamilton
2000 Pennsylvania Avenue, N.W.
Washington D.C. 20006

Mr. Arthur M. Mitchell
General Counsel

ASIAN DEVELOPMENT BANK

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2003

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was neither a purchase nor sale of primary obligations in the United States in the 4th quarter of 2003.

(2) Copies of the ADB's regular quarterly financial statements:

For the last quarter of 2003, the financial statements for 2003 are prepared in lieu of the quarterly financial statements as of 31 December 2003. The 2003 financial statements will be included in the ADB Information Statement, which will be filed in April 2004. Pursuant to Section 13 of the By-Laws, the Annual Report for 2003 shall be submitted to ADB's Board of Governors for approval at its meeting scheduled from 15-17 May 2004. This Periodic Report will be provided when the Annual Report is approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

Resolution No. 283
Membership of the Republic of Palau

Effective 29 December 2003, the Republic of Palau became the 63rd member of ADB.

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org

BOARD OF DIRECTORS

ASIAN DEVELOPMENT BANK

CONFIDENTIAL

Sec.M117-03
29 December 2003

MEMBERSHIP OF THE REPUBLIC OF PALAU

1. On 5 May 2002, the Board of Governors adopted Resolution No. 283 (Resolution) entitled "Membership of the Republic of Palau". The Resolution specifies 31 August 2002 or such later date as the Board of Directors may determine as the date by which the membership should become effective; the Board subsequently approved the later date of 31 December 2003.

2. In accordance with paragraph 8 of the Resolution, the Republic of Palau shall become a member of ADB on the date on which The Secretary of ADB certifies in writing that the conditions precedent to membership stated in paragraph 7 of the Resolution have been satisfied.

3. Upon the Republic of Palau having paid in full all four installments of the convertible and national currency portions of its membership subscription to ADB's capital stock, and having satisfied the other conditions precedent to membership stated in paragraph 7 of the Resolution, a Certificate of Membership was issued by The Secretary on 29 December 2003 pursuant to paragraph 8 of the Resolution. Attached is a copy of the Certificate referred to above.

ASIAN DEVELOPMENT BANK

The Secretary of the Bank

29 December 2003

CERTIFICATE

THIS IS TO CERTIFY that the Republic of Palau has paid in full all four installments of the convertible and national currency portions of its membership subscription to ADB's capital stock and that the other conditions precedent to membership specified in paragraph 7 of Resolution No. 283 of the Board of Governors (hereinafter cited as the Resolution) have been satisfied. Accordingly, pursuant to paragraph 8 of the Resolution, the Republic of Palau becomes a member of ADB as of the date of this Certificate.

Bindu N. Lohani
The Secretary 29.XII.2003

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 17 2004
WASH, D.C.
187

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org

ADB NEWS RELEASE (Fourth Quarter 2003)	
DATE	PARTICULARS
29 Dec 2003	Palau Becomes 63rd Member Of Asian Development Bank
29 Dec 2003	Overhaul of Afghanistan's Statistics will Help Poverty Reduction Efforts
23 Dec 2003	*ADB Releases Economic Update*
23 Dec 2003	Participatory Livestock Development to Raise Incomes in Rural Districts of Bangladesh
23 Dec 2003	Irrigation and Water Resource Reforms to Benefit 1.5 Million Farmers in Indonesia
22 Dec 2003	Livestock Project to Help Improve Food Security, Nutrition, and Incomes in Nepal
22 Dec 2003	*ADB Approves $20 Million Grant for Urgent Road Works in Afghanistan*
19 Dec 2003	Improving Health Services in Decentralized Indonesia
19 Dec 2003	Improving Housing and Conditions in Indonesia's Poorest Urban Areas
19 Dec 2003	Boosting Competitiveness and Profitability of Pakistan's SME Sector
19 Dec 2003	*ADB Helping to Rehabilitate Key Irrigation System Serving 400,000 in Uzbekistan*
19 Dec 2003	Improving Urban Living and Health Conditions for 3.6 Million Poor in Punjab, Pakistan
19 Dec 2003	Road Rehabilitation in Tajikistan to Improve Market Access for the Poor
18 Dec 2003	Loan to Help Deliver Better Water and Sewerage Services in Fiji
18 Dec 2003	Reforms to Ease Critical Drinking Water Shortages in Kathmandu Valley, Nepal
18 Dec 2003	ADB Supporting Expansion of Two Housing Financing Companies in India
18 Dec 2003	Loan Supports Reforms to Improve Education Quality in Tajikistan
17 Dec 2003	Looking for Innovative Ways to Solve Environmental Problems that Affect the Poor
16 Dec 2003	Boosting Cambodia's Power Supply - Through Imports From Viet Nam
15 Dec 2003	ADB Provides Grant to Help Prepare Agriculture Science and Technology Project in Viet Nam
15 Dec 2003	Loan to Improve Road Networks in Chhattisgarh, India
15 Dec 2003	ADB Loan to Finance Missing Link in PRC's East-West Railway Backbone
15 Dec 2003	ADB Appoints Chair and Two Members to Compliance Review Panel
12 Dec 2003	Decentralized Social Services Project to Improve Education, Health and Water and Sanitation Services in Sindh, Pakistan
12 Dec 2003	Loan to Improve Basic Urban Services in India's Madhya Pradesh
12 Dec 2003	ADB Grant to Help Reform Civil Service in Afghanistan
11 Dec 2003	Emergency Assistance for Landslides and Flood Rehabilitation in the Kyrgyz Republic
11 Dec 2003	Addressing Immediate Rehabilitation Needs in Conflict-Affected Northern and Eastern Sri Lanka
11 Dec 2003	Reviving Sri Lanka's Rural Economy Through Sustainable Rural Finance
11 Dec 2003	Buoyant India Growth Drives Stronger Partnership With East Asia
10 Dec 2003	Program to Help Bangladesh Reform Power Sector and Upgrade Electricity Services
10 Dec 2003	Helping Indian State of Assam to Overhaul Power Sector
10 Dec 2003	Irrigation to Boost Agricultural Production in Poor Areas of Northwest Cambodia
9 Dec 2003	Loan to Improve Urban Environment in Six of Central Viet Nam's Poorest Towns
8 Dec 2003	ADB President Optimistic on Growth Prospects for Developing Asia
8 Dec 2003	Phnom Penh Plan for Development Management Launched
8 Dec 2003	ADB to Help Bring Clean and Reliable Hydropower Energy to Gansu Province, PRC
5 Dec 2003	ADB Invests $20 Million in Fund to Help Catalyze Energy Efficiency Markets in Asia
4 Dec 2003	ADB Backing Reforms to Overhaul Public Sector Management and Service Delivery in Punjab, Pakistan
4 Dec 2003	ADB Loan to Help Upgrade Priority Sections of India's East-West Corridor
4 Dec 2003	Cambodian Prime Minister to Inaugurate Phnom Penh Plan for Development Management
3 Dec 2003	ADB Loan to Boost Jobs and Skills Training in Maldives
3 Dec 2003	Launch Project from ADB Gender and Development Fund to Promote Women's Empowerment
3 Dec 2003	ADB to Help Improve Livelihoods for Conflict-Affected Coastal Communities in Eastern Sri Lanka
28 Nov 2003	ADB-OECD to Host Conference on Combating Corruption in Asia-Pacific
28 Nov 2003	New ADB Country Director in Viet Nam Appointed
28 Nov 2003	*Sanitation and Drainage Project to Help Clean Up Environment in Apia, Samoa*
27 Nov 2003	Loan Project to Help Alleviate Water Shortages in Southern Viet Nam
27 Nov 2003	Integrated Urban Transport Project to Ease Traffic Pressures in Xi'an, PRC
26 Nov 2003	Loan to Help Develop Cambodia's Agricultural Productivity
25 Nov 2003	*ADB Strategy in Kyrgyz Republic to Focus on Promoting Growth and Productivity in 2004-2006*
25 Nov 2003	ADB Gains ISO 14001 Certification
21 Nov 2003	ADB Backing Trade Finance Facilitation Program to Stimulate International Trade
21 Nov 2003	Loan for Rural Road Program in Two of India's Poorest States
21 Nov 2003	*Road Network Improvement in Balochistan, Pakistan, to Strengthen Regional Linkages*

ADB NEWS RELEASE (Fourth Quarter 2003)	
DATE	PARTICULARS
20 Nov 2003	Making Markets Work Better For the Poor In Cambodia, Lao PDR, Viet Nam
20 Nov 2003	PRM-ADBI High Level Policy Forum: Industry in Pakistan: Facing the Challenges of International Competitiveness
20 Nov 2003	ADB's Landmark Assistance to NGOs in Indonesia
17 Nov 2003	Boosting Grain Production in Five Provinces of Uzbekistan
15 Nov 2003	ADB To Hold Art Competition for Children in Viet Nam
12 Nov 2003	Cutting-edge Agriculture Research to Boost Food Security in 14 Asian Countries
4 Nov 2003	Targeting PRC's Poorer Inland Regions with US$4.5 Billion Loan Program for 2004-2006
4 Nov 2003	Assistance for Vanuatu 2004-2006 Focuses on Private Sector Growth
3 Nov 2003	ADB Leads New Sector Approach to Improving Primary Education in Bangladesh
2 Nov 2003	Closer Regional Monetary and Financial Cooperation Needed to Reduce Risk of Another Crisis
2 Nov 2003	Deeper Regional Financial Cooperation in Asia is a Work in Progress
30 Oct 2003	ADB Study of Guarantee Mechanisms to Support Asian Bond Market Initiative
29 Oct 2003	Strengthening Poverty Reduction Capacity of Pakistan's Decentralization Program
28 Oct 2003	Expressway, Local Roads to Increase Market Access in Yunnan, PRC
28 Oct 2003	Supplementary Loan Approved for Water and Sanitation Improvement in Cambodian Towns
27 Oct 2003	ADB Appoints Special Project Facilitator to Boost Accountability
22 Oct 2003	Celebrating 10th Anniversary of ADB's Resumption of Operations in Viet Nam
22 Oct 2003	ADB Stresses Rural Development and Regional Cooperation in 2004-2006 Program for Tajikistan
22 Oct 2003	Lending Program for Indonesia 2004-2006 will Support Poverty Reduction and Structural Adjustment
21 Oct 2003	ADB Board of Directors Visits Mongolia
20 Oct 2003	US$190 Million Lending Program Planned for Kazakhstan in 2004-2006
18 Oct 2003	Second Regional Conference on Poverty Reduction Strategies
17 Oct 2003	ADB Urges Development Partners to Remain Firmly Engaged to Support Nepal
15 Oct 2003	The International Community's Commitment to the People of the North East
15 Oct 2003	ADB's Deputy Director General Visits Nepal
15 Oct 2003	Loan to Help Philippines Identify New Water Sources for Manila
14 Oct 2003	ADB Approves Loans for Second Phase of Public Sector Reforms in Mongolia
14 Oct 2003	ADB Earmarks up to Us$150 Million Per Year in Loans for Uzbekistan in 2004-2006
14 Oct 2003	Institutions and Policies Affecting Poverty Reduction in Asia, Says ADB Book
7 Oct 2003	Farewell from ADB's former Country Director for Viet Nam
6 Oct 2003	ADB Vice President Liqun Jin Visits Viet Nam
6 Oct 2003	ADB Approves $4.3 Million Grant To Continue Regional Water Initiatives
3 Oct 2003	US$1.2 Million in Grants Earmarked for Timor-Leste for Pro-Poor Capacity Building
3 Oct 2003	Lending Set to Start for Azerbaijan, as ADB Earmarks US$22 Million Per Year in Loans
3 Oct 2003	ADB Vice President Visits Mongolia
2 Oct 2003	ADB Loan to Help Bhutan Supply Power to Rural Poor
2 Oct 2003	ADB Loan to Bring Safe Water and Sanitation to Underserved Communities in Nepal
1 Oct 2003	Loan to Improve Child Health and Nutrition in Poorest Districts of Kyrgyz
1 Oct 2003	ADB Providing Extra US$3 Million to Improve Emergency Responses to SARS and Emerging Epidemics
1 Oct 2003	Improving Water Supply and Sanitation for 500,000 People In Rural Kazakhstan

Source: ADB's official website (http:// www.adb.org)